PRESS RELEASE
Hydrogenics Reports Preliminary Fourth Quarter and Fiscal 2005 Results
Revenues of $9.1 million for the fourth quarter and $37.2 million for the fiscal year; $20.4 million of orders awarded in the fourth quarter
Mississauga, Ontario. February 22, 2006 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) is reporting preliminary fourth quarter and fiscal 2005 preliminary unaudited results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.
“Fourth quarter revenues were $9.1 million. Gross profit was negative 4%, adversely impacted by $1.1 million of unanticipated costs incurred in our OnSite Generation group, primarily related to pre-acquisition Stuart Energy projects. Accordingly, we incurred a $9.1 million net loss in the fourth quarter,” said Pierre Rivard, President and Chief Executive Officer. “We believe that the appropriate measures are being taken to address these issues.”
“We delivered a strong fourth quarter finish with $20.4 million in new orders across all three business units, giving us a strong entry point for the new year. These new orders include an $8 million order from a leading military OEM and a multi-million dollar follow-on order from General Motors for testing services. These orders, combined with our current focus in market and product development for backup power and light mobility applications, and hydrogen generation initiatives tied to renewable energy, are providing momentum into 2006 for all business units,” added Rivard.
Results for the fourth quarter of 2005 compared to the fourth quarter of 2004
Revenues were $9.1 million, a 65% increase supported by our acquisition of Stuart Energy. Gross profit, expressed as a percentage of revenues, was negative 4% (25% in 2004) and reflects a higher percentage of OnSite Generation revenues, which have historically generated lower gross profits in addition to $1.1 million of costs incurred in OnSite Generation primarily related to the repair or replacement of units delivered by Stuart Energy prior to the acquisition. Before reflecting these costs, our gross profit would have been 7%. Cash operating costs, a non-GAAP measure, defined as selling, general and administrative, and research and product development expenses, were $6.7 million, a 27% increase reflecting the incremental costs of Stuart Energy’s operations and $0.2 million of severance costs. Net loss was $9.1 million, a decrease of 12% primarily as a result of a $3.7 million charge to reflect the impairment of intangible assets in 2004, partially offset by negative gross profit of negative 4% (positive 25% in 2004).

Results for the fourth quarter of 2005 compared to the third quarter of 2005
Revenues were $9.1 million, a 14% decrease due to delayed shipments of OnSite Generation products and lower order backlog entering the fourth quarter. Gross profit, expressed as a percentage of revenues, was negative 4%, a decrease of 19% due primarily to costs incurred to repair or replace units delivered by Stuart Energy prior to the acquisition and higher costs to meet deliveries to American Power Conversion (APCC:NASDAQ). Our cash operating costs were $6.7 million, a decrease of 4%, due primarily to decreased selling, general and administrative expenses partially offset by increased research and product development costs. Net loss was $9.1 million, an increase of 22% primarily as a result of a 14% decrease in revenues, incurring a negative gross profit of 4% (positive 15% in the third quarter).
Results for 2005 compared to 2004
Revenues were $37.2 million, a 123% increase due primarily to the acquisition of Stuart Energy. Gross profit, expressed as a percentage of revenues, was 9%, a decrease of 17% due to a $1.3 million increase in work-in-progress related to the acquisition of Stuart Energy in accordance with Canadian generally accepted accounting principles, a higher percentage of OnSite Generation revenues, which have historically generated lower gross margins, and $1.3 million of costs incurred in OnSite Generation primarily related to the repair or replacement of units delivered by Stuart Energy prior to the acquisition. Prior to reflecting the $1.3 million increase in work-in-progress and $1.3 million incurred on legacy Stuart Energy projects, our gross profit would have been 16%. Cash operating costs were $30.1 million, a 36% increase due to the incremental costs of Stuart Energy’s operations offset by lower research and product development costs. Net loss was $37.4 million, an increase of 11% primarily as a result of a 17% decrease in gross profit and a 36% increase in cash operating costs attributable to the incremental cost of Stuart Energy’s operations acquired in 2005.
Liquidity
We had $85.8 million in cash and cash equivalents and short-term investments as at December 31, 2005, a $5.1 million sequential quarterly decrease attributable to: (i) a $6.6 million loss from operations before, amortization, stock-based compensation and severance costs; and (ii) $0.2 million of severance costs; partially offset by: (i) $0.9 million of net changes in non-cash working capital; and (ii) $0.8 million of other items.
Our cash and cash equivalents and short-term investments decreased $3.3 million in 2005 attributable to: (i) a $25.2 million loss from operations before amortization, stock-based compensation and severance costs; (ii) $1.8 million of severance costs; and (iii) $5.0 million of net changes in non-cash working capital; partially offset by: (i) $27.6 million in cash and cash equivalents and short-term investments acquired on the acquisition of Stuart Energy; and (ii) $1.1 million of other items.

Order backlog
Our order backlog as at December 31, 2005 was $25.6 million, as follows (in $ millions):

	Q3	Orders	Orders	Q4
	Backlog	Received	Delivered	Backlog

OnSite Generation	$8.3	$7.4	$4.7	$11.0
Power Systems(1)	1.9	8.6	1.2	9.3
Test Systems	4.1	4.4	3.2	5.3

Total	$14.3	$20.4	$9.1	$25.6

1.	Included in the Power Systems order backlog is $5.4 million of orders currently anticipated to be delivered and recognized as revenue in 2007.
Fourth Quarter Highlights
Progress on markets:
     OnSite Generation
•	We delivered six hydrogen generation units for industrial applications including the largest IMET™ electrolyzer delivered in company history (Novorsibirsk, Russia), and a reformer-based hydrogen generation system for Chevron’s refueling station for AC Transit (California).

•	We secured $7.4 million of orders including two electrolyzer systems to be powered by wind energy — Basin Electric Power Cooperative (N. Dakota) and Gas Natural (Spain), further demonstrating the role that hydrogen plays in renewable energy systems.
     Power Systems
•	We delivered 22 HyPM® fuel cell power modules, including 14 units to American Power Conversion for incorporation into their InfraStruXure with Integrated Fuel Cells product line, the largest number of fuel cell units shipped in a quarter in company history. As at December 31, 2005, we had delivered 20 of the initial 25 units ordered by American Power Conversion and expect to deliver the remainder of this order in the first half of 2006.

•	We secured $8.6 million of orders including an $8.0 million power module order from a world leading military OEM for delivery in 2006 and 2007.
     Test Systems
•	We delivered 12 test stations including new generation G40, G60 and G100 products offering optimization in cost versus operating range, improved functionality and reduced size.

•	We secured $4.4 million in new orders including a multi-million dollar follow-on order from General Motors for testing services, with the balance attributed to a broad range of test products.

     Progress on products and technology:
•	We completed validation testing of our new S-4000 IMET™ electrolytic hydrogen generation technology, positioning us to offer products for integration with large scale renewable energy installations, such as solar and wind farms.

•	We unveiled our new 8, 12 and 16 kW HyPM® 500 Series fuel cell power modules complete with power conditioning and ultracapacitor hybrid options. Our production HyPM® power module now achieves 3,500 hours of continuous run-time and unlimited start/stop cycles, a key differentiator.

•	We continue to improve our test systems software to provide connectivity between multiple test stations, improving our customers’ test laboratory operating efficiency.
CONFERENCE CALL DETAILS
We will hold a conference call to review our results on February 22, 2006 at 10:30 a.m. (EDT). To participate in this conference call, please dial 416-695-6120 approximately ten minutes before the call. Alternatively, a live webcast of our conference call will be available on our website at www.hydrogenics.com. Please visit our website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay as well as a podcast link will also be available on our website.
ABOUT HYDROGENICS
Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.
FOR FURTHER INFORMATION PLEASE CONTACT
Hydrogenics Corporation
Lawrence E. Davis, Chief Financial Officer
(905) 361-3633
Website: www.hydrogenics.com
Email: ldavis@hydrogenics.com

Hydrogenics Corporation
Consolidated Balance Sheets
As at December 31, 2005 and December 31, 2004
(in thousands of U.S. dollars)
(unaudited)

	December 31	December 31
	2005	2004
Assets

Current assets
Cash and cash equivalents	$5,394	$26,209
Short-term investments	80,396	62,853
Accounts receivable	7,733	5,223
Grants receivable	1,909	2,437
Inventories	8,685	4,324
Prepaid expenses	2,353	1,400

	106,470	102,446

Deferred charges	—	1,030
Property, plant and equipment	5,682	5,286
Intangible assets	33,972	3,878
Goodwill	68,505	5,113
Other non-current assets	28	108

	$214,657	$117,861

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$14,918	$6,635
Unearned revenue	3,772	1,537

	18,690	8,172

Long-term debt	325	302
Deferred research and development grants	135	174

	19,150	8,648

Shareholders’ Equity
Share capital and other equity	318,804	194,159
Deficit	(118,274)	(80,900)
Foreign currency translation adjustment	(5,023)	(4,046)

	195,507	109,213

	$214,657	$117,861

Hydrogenics Corporation
Consolidated Statements of Operations and Deficit
Three months and year ended December 31, 2005 and December 31, 2004
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004

Revenues	$9,057	$5,494	$37,191	$16,656

Cost of revenues	9,420	4,129	33,881	12,396

	(363)	1,365	3,310	4,260

Operating expenses
Selling, general and administrative	4,807	2,874	22,354	12,992
Stock-based compensation expense	469	269	2,262	1,313
Research and product development	1,886	2,415	7,745	9,069
Amortization of property, plant and equipment	271	711	1,365	2,517
Amortization of intangible assets	2,125	2,128	8,429	8,510
Impairment of intangible assets	—	3,693	—	3,693

Integration costs (recovery)	14	(77)	1,123	(77)

	9,572	12,013	43,278	38,017

Loss from operations	(9,935)	(10,648)	(39,968)	(33,757)

Other income (expenses)
Provincial capital tax	149	(128)	(91)	(260)
Interest, net	1,091	274	2,936	895
Foreign currency gains (losses)	(555)	131	(251)	(333)

	685	277	2,594	302

Loss before income taxes	(9,250)	(10,371)	(37,374)	(33,455)
Current income tax expense (recovery)	(114)	(33)	—	84

Net loss for the period	(9,136)	(10,338)	(37,374)	(33,539)

Deficit — Beginning of period	(109,138)	(70,562)	(80,900)	(47,361)

Deficit — End of period	$(118,274)	$(80,900)	$(118,274)	$(80,900)

Net loss per share
Basic and diluted	$(0.10)	$(0.16)	$(0.41)	$(0.53)

Shares used in calculating basic and diluted net loss per share	91,679,966	64,618,699	91,226,912	63,542,811

Hydrogenics Corporation
Consolidated Statements of Cash Flows
Three months and year ended December 31, 2005 and December 31, 2004
(in thousands of U.S. dollars)
(unaudited)

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(9,136)	$(10,338)	$(37,374)	$(33,539)
Items not affecting cash
Amortization of property, plant and equipment	498	711	2,267	2,517
Amortization of intangible assets	2,125	2,128	8,429	8,510
Impairment of intangible assets	—	3,693	—	3,693
Unrealized foreign exchange (gains) losses	193	(95)	210	(238)
Imputed interest on long-term debt	2	15	21	58
Non-cash consulting fees	20	18	76	70
Stock-based compensation	469	269	2,262	1,313
Net change in non-cash working capital	873	509	(5,012)	2,058

	(4,956)	(3,090)	(29,121)	(15,558)

Investing activities
Decrease (increase) in short-term investments	1,166	28,580	9,052	(24,790)
Purchase of property, plant and equipment	(16)	(154)	(333)	(2,292)
Business acquisitions, net of cash acquired	—	(1,030)	(343)	(924)

	1,150	27,396	8,376	(28,006)

Financing activities
Repayment of long-term debt	(47)	(67)	(180)	(242)
Decrease in deferred charges	—	—	—	795
Deferred research and development grant	(24)	26	(39)	174
Common shares issued, net of issuance costs	—	26	149	60,401

	(71)	(15)	(70)	61,128

Increase (decrease) in cash and cash equivalents during the period	(3,877)	24,291	(20,815)	17,564
Cash and cash equivalents — Beginning of period	9,271	1,918	26,209	8,645

Cash and cash equivalents — End of period	$5,394	$26,209	$5,394	$26,209